UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: December 16, 2008

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Corp.
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                    Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F	____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	____	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Pérez (52-81) 8888-4334	Investor Relations Eduardo Rendón (52-81) 8888-4256	Analyst Relations Luis Garza (52-81) 8888-4136

CEMEX PROVIDES GUIDANCE FOR
THE FOURTH QUARTER OF 2008

MONTERREY, MEXICO, December 15, 2008 - CEMEX, S.A.B. de C.V. (NYSE: CX) announced today that it expects EBITDA for the quarter ending December 31, 2008 to be close to US$800 million, a like-to-like decrease of 14% versus the same period last year. On a reported basis, the decrease is expected to be about 27%, as it includes 10 percentage points due to foreign-exchange conversion effects and 3 percentage points due to sale of assets and the nationalization of our assets in Venezuela. Operating income on a reported basis is expected to be about US$410 million, 30% lower than the same period a year ago. CEMEX expects sales for the fourth quarter to be about US$4.45 billion, a decline on a like-to-like basis of 10% versus the comparable period last year. On a reported basis the decline is expected to be 23% lower as it includes 10 percentage points due to foreign-exchange conversion effects and 3 percentage points due to the change in asset base as described above.

Rodrigo Treviño, CEMEX’s Chief Financial Officer, said: “During this fourth quarter, our results reflect the overall tightening in the global credit markets. Our volumes have been affected by decreased consumer confidence and lower activity across all sectors in most of our markets. In addition, foreign-exchange fluctuations have also had a negative impact on our results.”

We have made progress in our global effort to achieve greater financial flexibility. We have obtained the necessary consent of the relevant bank lenders to amend, among other conditions, the leverage ratio covenant in our existing syndicated loan facilities. Such approval will allow us the necessary financial flexibility for the closing of the current financial year and for the completion of the remaining parts of our refinancing plan. The consent requires us to complete the refinancing of our bilateral facilities as well as the extension of the amounts under the syndicated loan facility maturing in December 2009, by January 31, 2009. The implementation of the amendments is subject to final documentation and satisfaction of customary closing conditions. We continue to proceed satisfactorily with the remaining elements of our refinancing plan.

We have already implemented the initiatives to achieve our recently announced cost reduction program for US$500 million. We expect the results from these initiatives to be fully realized next year.

Our commitment in the immediate future is to maximize free cash flow from operations, reduce capital expenditures, and use asset-disposal proceeds to reduce debt.

For the fourth quarter, CEMEX’s domestic cement and ready-mix sales volumes in Mexico are expected to decrease by about 2% and 1%, respectively, versus the same quarter a year ago. For the full year, cement and ready-mix volumes are expected to decrease by about 3% and 6%, respectively, versus the same period of last year. Infrastructure projects will partially compensate for lower activity in other sectors in 2009.

In CEMEX’s operations in the United States, cement, ready-mix, and aggregates volumes are expected to decrease about 25%, 39%, and 43%, respectively, during the fourth quarter, versus the same period last year. For the full year 2008, cement volumes are expected to decrease by about 14%, ready-mix volumes are expected to decrease by about 13%, and aggregates volumes are expected to decrease by about 3% versus the same period in 2007.

On a like-to-like basis for the ongoing operations ready-mix volumes are expected to decrease by about 35%, and aggregates volumes are expected to decrease by about 36% for the quarter versus the comparable period last year. For the full year 2008, also on a like-to-like basis for the ongoing operations, cement volumes are expected to decrease by about 21%, ready-mix volumes are expected to decrease by about 30%, and aggregates volumes are expected to decrease by about 30% versus the comparable period last year. Like-to-like basis comparisons include the effects of: the consolidation of Rinker starting July 1, 2007; the sale of some U.S. assets as required by the U.S. Department of Justice related to the Rinker acquisition; as well as the sale of certain U.S. assets to our joint venture with Ready Mix USA.

Volumes continue to be affected by significantly weaker than expected demand in most of our geographies and market segments. Overall construction activity weakened further as economic conditions continue to worsen and credit availability tightens. The residential sector continues its downward trend and visibility continues to be limited. In addition, even though nominal spending in the industrial-and-commercial sector is up from prior year levels, contract awards continue to fall as a result of the recessionary economic conditions and tight credit availability. Finally, we continue to see increases in construction put in place in nominal terms for the public sector—including streets-and-highways and other public construction, but these increases have been reduced, and in some instances fully offset by input-cost inflation.

Momentum is building for a major fiscal stimulus package to create new jobs in the US Economy which would include substantial funding for public works construction. President-elect Barack Obama recently stated that he is working with Congressional leaders on an economic recovery program that would include the largest public works funding program since the creation of the interstate highway system over 50 years ago. We are cautiously optimistic about these developments, especially in view of the fact that public works construction, particularly for highways and bridges, is substantially more cement and aggregate intensive than other types of construction activity.

Cement and ready-mix volumes for CEMEX’s operations in Spain, are expected to decline by about 49% and 48% respectively, during the fourth quarter versus the comparable period of last year. For the full year 2008, cement volumes are expected to decrease by about 30%, while ready-mix volumes are expected to decrease by about 27% versus the same period in 2007. The continuing decline in the residential sector affected volumes during the quarter. Projects from the infrastructure sector continue on stand-by, mainly as a result of the challenging economic environment faced in the last months.

Recently, the creation of an €8 billion public fund was announced by the central government in Spain to be devoted exclusively to public works and infrastructure. The fund will be managed by Ministry of Public Works and will combine coordinated investments by local and autonomic governments. All the money coming from this fund should be used to develop additional projects and not to refinance debt or pay for projects already included in 2009 government budgets. This plan aims to generate between 200,000 and 300,000 new jobs during 2009. This news is positive and we remain cautions as it is still uncertain where and what type of projects will be proposed, and what the impact on cement consumption could be.

We continue to see supply-demand resilience in the United States and Spanish markets.

Guidance and historic numbers are calculated on the basis of the average of monthly exchange rates through November 2008 and market close exchange rates as of December 12, 2008 for subsequent guidance periods. Given the volatility of foreign exchange rates and the exposure of our operations to factors beyond our control, our actual results could be materially different from our indicative guidance.

CEMEX is a growing global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, weather conditions, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, maintenance capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. All of the above items are derived from generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	December 16, 2008	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller